Exhibit 99.4

Emera Reports 2025 First Quarter Financial Results

HALIFAX, Nova Scotia – Today, Emera (TSX: EMA) reported 2025 first quarter financial results.

Highlights

●	Emera delivers strong first quarter results.

●	Quarterly adjusted earnings per share (“EPS”)(1) grew 68% to $1.28 in Q1 2025 compared to $0.76 in Q1 2024 driven by robust performance from across its portfolio

●	Quarterly reported EPS increased to $1.96 in Q1 2025 from $0.73 in Q1 2024 primarily due to market-to-market (“MTM”) gains recognized in 2025 as compared to MTM losses recognized in 2024

●	On track to deploy $3.4 billion of capital in 2025, with more than $700 million invested in the first quarter.

“Emera’s strong start to 2025 provides further evidence of the high quality of our portfolio, providing further support and meaningful early progress towards delivering upon our average adjusted EPS growth guidance of 5-7% through 2027” said Scott Balfour, President and CEO of Emera Inc. “Our utilities are making significant investments to continue to improve reliability for customers, to modernize critical infrastructure and to support market growth in the communities we serve, while also working to manage cost and affordability impacts for customers. This work and these investments are foundational to delivering long term value for customers and shareholders alike”.

Q1 2025 Financial Results

Q1 2025 adjusted net income attributable to common shareholders (“adjusted net income”)(1) was $379 million, or $1.28 per common share, compared with $216 million, or $0.76 per common share, in Q1 2024. The increase was primarily due to higher earnings from Tampa Electric Company (“TEC”), Nova Scotia Power Inc. (“NSPI”), Emera Energy Services (“EES”) and New Mexico Gas Company (“NMGC”); the impact of a weaker Canadian dollar (“CAD”) and decreased corporate operating, maintenance and general expenses (“OM&G”), partially offset by decreased income from equity investments due to the sale of Emera’s indirect minority interest in the Labrador Island Link (“LIL”) in Q2 2024.

Q1 2025 reported net income was $583 million, or $1.96 per common share, compared with net income of $207 million, or $0.73 per common share, in Q1 2024.

Weakening of the CAD increased adjusted net income by $14 million and increased net income attributable to common shareholders by $30 million in Q1 2025 compared to the same period in 2024. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges, reported in the Other segment, used to mitigate translation risk of USD earnings.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest US GAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income from 2024 to 2025.

For the millions of Canadian dollars	Three months ended March 31
Adjusted net income – 2024[1,2]	$ 216
Operating Unit Performance
Increased earnings at TEC primarily due to higher revenue from new base rates and the impact of a weaker CAD	79
Increased earnings at NSPI due to investment tax credits related to clean technology investments and increased sales volumes primarily driven by favourable weather	53
Increased earnings at EES due to favourable weather conditions that led to higher natural gas prices and increased volatility	24
Increased earnings at NMGC due to higher revenue from new base rates and the impact of a weaker CAD	19
Decreased income from equity investments due to the sale of LIL in Q2 2024	(17)
Corporate
Decreased OM&G primarily due to the timing difference in the valuation of long-term incentive expense and related hedges in 2024	18
Other Variances	(13)
Adjusted net income – 2025[1,2]	$ 379

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest US GAAP measure.

2 Excludes the effect of MTM adjustments, net of tax.

Segment Results and Non-GAAP Reconciliation

For the millions of Canadian dollars (except per share amounts)	Three months ended March 31
	2025	2024
Adjusted net income[1,2]
Florida Electric Utility	$164	$85
Canadian Electric Utilities	121	87
Gas Utilities and Infrastructure	120	98
Other Electric Utilities	-	9
Other[3]	(26)	(63)
Adjusted net income[1,2]	$379	$216
MTM gain (loss), after-tax4,	204	(9)
Net income attributable to common shareholders	$583	$207

EPS (basic)	$1.96	$0.73

Adjusted EPS (basic)[1,2]	$1.28	$0.76

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments.

3 Quarter-over-quarter, primarily due to higher contributions from EES and lower OM&G due to timing difference in the valuation of long-term incentive expense and related hedges in 2024 at corporate, partially offset by decreased income tax recovery at corporate and higher corporate interest expense.

4 Net of income tax expense of $84 million for the three months ended March 31, 2025 (2024 - $4 million tax recovery).

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q1 2025 MD&A, which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to

Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Thursday, May 8, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2025 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website within 24 hours after the conclusion of the call.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com

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